UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 3, 2017

Commission File Number: 001-38104

IMMURON LIMITED

(Name of Registrant)

Suite 1, 1233 High Street, Armadale, Victoria, Australia 3143

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IMMURON LIMITED

Immuron Limited (the “Company”) published Appendix 3Y, Change of Director’s Interest Notice (the “Notice”), on the Australian Securities Exchange on July 3, 2017. A copy of the Notice is attached as an exhibit to this report on Form 6-K. Additionally, on July 3, 2017, the Company published on the Australian Securities Exchange a press release (the “Press Release”) pertaining to pre-clinical results of IMM-529 in C. difficile Infection (CDI) published in Scientific Reports. A copy of the Press Release is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

The Company files reports on Form 6-K with the U.S. Securities and Exchange Commission (“SEC”) pursuant to the requirements of the Exchange Act. The SEC reports of the Company are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K may include statements that constitute forward-looking statements. In addition, in the future the Company and others on its behalf may make statements that constitute forward-looking statements. When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Company’s Form F-1 and its reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

No Offer to Sell Securities

The attached information is not an offer to sell or a solicitation of an offer to purchase any security in the United States or elsewhere and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. No securities may be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from any issuer of such securities and that will contain detailed information about us.

EXHIBITS

Exhibit Number	Description

99.1	Appendix 3Y, Change of Director’s Interest Notice
99.2	Press Release, dated July 3, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: July 3, 2017	By:	/s/ Peter Vaughan
Peter Vaughan
Joint Chief Financial Officer